EXHIBIT 99.11
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Launches a Visa Payment Card Offering Rebates
at its Service Stations in France
Paris, September 18, 2008, Total is launching in France a Universal Visa card, in partnership with Sofinco, a subsidiary of the Crédit Agricole bank. The card entitles users to instant rebates on fuel at all Total branded service stations in France.
This international Visa card can be used to withdraw cash and as a deferred debit card, and holders will not have to change banks. In addition to the standard Visa insurance coverage, they will also be entitled to instant rebates of 3 to 9% on purchases at Total service stations, up to a ceiling of €1,200 a year, as well as free roadside assistance for two weeks after any purchase exceeding €40. At the express request of the holder, a credit option can be activated. The annual fee for the card is €12.50 the first year (no fee for the first six months) and €25 subsequently.
Michel Bénézit, President, Total Refining & Marketing said, “The Total Visa card is a simple, innovative way for French consumers to reduce their fuel costs while continuing to enjoy the quality service offered at Total’s retail outlets, part of France’s biggest service station network.”
Interested consumers can go to www.total.fr or call 0825 03 06 09 to sign up or obtain further information.
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com